Filed Pursuant to Rule 433

Registration No. 333-155009

December 18, 2008

FINAL TERM SHEET

Dated December 18, 2008

7.125% Notes due June 22, 2010

Issuer:	Altria Group, Inc.

Guarantor:	Philip Morris USA Inc.

Offering Format:	SEC Registered

Security:	7.125% Notes due June 22, 2010

Aggregate Principal Amount:	$775,000,000

Maturity Date:	June 22, 2010

Coupon:	7.125%

Interest Payment Dates:	Semi-annually on each June 22 and December 22, commencing June 22, 2009

Price to Public:	100% of principal amount

Net Proceeds:	$773,062,500

Underwriting Discount:	0.25%

Yield:	7.125%

Settlement Date (T+2):	December 22, 2008

CUSIP / ISIN:	02209SAF0 / US02209SAF02

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

J.P. Morgan Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 (ext. 2663), Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Goldman, Sachs & Co. toll free at 1-866-471-2526, HSBC Securities (USA) Inc. toll free at 1-866-811-8049, J.P. Morgan Securities Inc. collect at 1-212-834-4533, Santander Investment Securities Inc. collect at 212-350-3500 and Scotia Capital (USA) Inc. toll free at 1-800-372-3930.